UM INVESTMENT TRUST
245 PARK AVENUE

NEW YORK, NEW YORK 10167

December 4, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo

Re:	Undiscovered Managers Multi-Strategy Fund (“Fund”), a series of UM Investment Trust (“Trust”) – Annual Report, Form N-CSR and Form N-SAR for period ended December 31, 2006

Dear Ms. DiAngelo:

In this letter we are responding to comments of the Commission’s staff (“Staff”) on the Fund’s Annual Report and Form N-CSR filed on March 12, 2007 and Form N-SAR filed on March 1, 2007 (the “Filings”) for the period ended December 31, 2006, that you provided in a telephone conversation with Stephanie Dorsey and John Fitzgerald on November 5, 2007.

1.	Comment: On page 5 of the Fund’s Annual Report, please include a statement that the information in the line graph does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response: The Staff’s comment is noted and the Fund will reflect this comment in the future.

2.	Comment: On page 23 of the Fund’s Annual Report, include the term of office for each Trustee.

Response: The Staff’s comment is noted and the Fund will reflect this comment in the future.

3.	Comment: Item 2 of Form N-CSR requires the Fund’s Code of Ethics to either be attached to the filing or a website link to the Code of Ethics listed.

Response: The Staff’s comment is noted and the Fund will either attach the Code of Ethics or provide a link to a website where it can be found in future filings.

4.	Comment: Item 4(e)(2) of Form N-CSR requires “disclosure of the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.” The Fund currently discloses 100%, but should consider whether this percentage should be 0%.

Response: The Staff’s comment is noted and the Fund will correct this error going forward. The requirement was misinterpreted and percentage disclosed was for services that were preapproved.

5.	Comment: Include the city and state for the independent registered accounting firm on its opinion attached to the Form N-SAR.

Response: The Staff’s comment is noted and the Fund will include this information in future filings.

In connection with your review of the Fund’s Filings filed by the Trust for the period ended December 31, 2006, the undersigned hereby acknowledges on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

- the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments on the Annual Report. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-8700 or John Fitzgerald at (212) 648-2085.

Sincerely,

/s/ Stephanie Dorsey

Stephanie Dorsey

Treasurer